Exhibit 21

Name of Entity	Jurisdiction of Organization	Ownership Interest

Eagle Bancorp, Inc. – Registrant	Maryland
EagleBank	Maryland	100%
Eagle Land Title, LLC	Maryland	100%
Bethesda Leasing LLC	Maryland	100%
Eagle Commercial Ventures, LLC	Maryland	100%